Exhibit 99.2

Execution Copy

SCULLY ROYALTY LTD.

POLICY ON SHAREHOLDER REIMBURSEMENTS AND PAYMENTS

(Adopted by the Board of Directors, effective as of July 11, 2026)

PURPOSE

The Board of Directors (the “Board”) of Scully Royalty Ltd. (together with each of its direct and indirect Subsidiaries (as defined below), the “Company”) has determined that the assets and resources of the Company should be preserved for the benefit of all shareholders and deployed in furtherance of the Company’s business objectives. The Board believes that it is not in the best interests of the Company or its shareholders for the Company to bear costs incurred by individual shareholders or groups of shareholders in connection with actions taken in their capacity as shareholders, including, but not limited to, proxy solicitations, director contests, shareholder proposals or related activities, absent overwhelming shareholder support for such reimbursement.

Accordingly, the Board has determined that any exception to this Policy on Shareholder Reimbursements and Payments (this “Policy”) should require the affirmative approval of holders of not less than seventy-five percent (75%) of the outstanding shares of the Company’s capital stock, excluding any of the outstanding shares of the Company’s capital stock owned, controlled or over which voting power is held or exercised by a Covered Shareholder (as defined below), entitled to vote at a duly convened special or annual general shareholder meeting, following full disclosure of the proposed reimbursement in accordance with this Policy.

ARTICLE I — DEFINITIONS

Section 1.1 “Affiliate” means, with respect to any Person (as defined below), any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

Section 1.2 “Covered Shareholder” means (a) any Person who is, was, or becomes a holder of record or beneficial owner of any shares of the Company’s capital stock, (b) any group of such Persons acting in concert or as part of a formal or informal arrangement, (c) any Affiliate, associate, director nominee, agent, representative, advisor, or consultant of any such Person or group, and (d) any Person who directly or indirectly funds, sponsors, supports, or facilitates any Shareholder Capacity Activities (as defined below) on behalf of any Person or group described in clauses (a) through (c).

Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

Section 1.3 “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, governmental authority, or other entity of any kind.

Section 1.4 “Shareholder Capacity Activities” means any actions, activities or undertakings by or on behalf of a Covered Shareholder in such Person’s capacity as a shareholder of the Company (rather than in the capacity of a director, officer or employee of the Company acting within the scope of their duties), including, but not limited to:

•	any solicitation of proxies or consents (whether or not subject to applicable proxy rules);

•	any director nomination or contest for the election of directors;

•	any shareholder proposal, resolution or requisition for a meeting of shareholders;

•	any “vote no” or withhold campaign with respect to any director or matter;

•	any action to call, convene or requisition a special meeting of shareholders;

•	any communication with other shareholders for the purpose of influencing their vote or investment decision with respect to the Company;

•	any litigation, threatened litigation, demand or other legal proceeding brought in a shareholder’s capacity (other than a bona fide derivative action brought solely on behalf of the Company following a proper demand on the Board and the Board’s decision whether to pursue the demand);

•	any public campaign, media engagement or other advocacy directed at the Company’s governance, management or strategic direction;

•	any investigation, due diligence or analysis conducted in connection with or in furtherance of any of the foregoing;

•	any settlement, cooperation, standstill or similar agreement or arrangement with a shareholder or group of shareholders (or their affiliates, nominees or representatives) entered into in connection with, in resolution of, or in anticipation of any of the foregoing, including any agreement pursuant to which the Company agrees to appoint or nominate directors designated by a shareholder, reimburse or bear costs incurred by a shareholder or grant governance or other concessions to a shareholder; and

•	any other activity conducted in a shareholder’s capacity that is not undertaken in the ordinary course of the Company’s business operations.

Section 1.5 “Shareholder Capacity Costs” means all costs, fees, expenses, disbursements and liabilities of any kind, whether incurred directly or indirectly, in connection with, arising out of, or related to any Shareholder Capacity Activities, including, without limitation:

•	legal fees, advisor fees, investment banking fees, consultant fees and any other professional fees;

•	printing, mailing, distribution, postage and delivery costs;

•	advertising, public relations and media costs;

•	proxy solicitation firm fees and expenses;

•	filing fees, regulatory fees and compliance costs;

•	travel, lodging, meals and entertainment expenses;

•	information agent, depositary and tabulation fees;

•	costs of obtaining shareholder lists or other corporate records;

•	technology, website, communications and telecommunications costs;

Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

•	indemnification or contribution obligations assumed or incurred in connection with Shareholder Capacity Activities;

•	damages, judgments, settlements, fines or penalties arising from or related to Shareholder Capacity Activities; and

•	any other costs or expenses of whatever nature incurred in connection with Shareholder Capacity Activities.

Section 1.6 “Subsidiary” means, with respect to any Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned or controlled by such Person.

ARTICLE II — PROHIBITION ON SHAREHOLDER REIMBURSEMENTS AND PAYMENTS

Section 2.1 General Prohibition. The Company shall not, directly or indirectly, reimburse, pay, defray, advance, fund, guarantee, indemnify, contribute to, assume or otherwise bear or become responsible for any Shareholder Capacity Costs incurred by, on behalf of, or for the benefit of any Covered Shareholder, except as expressly permitted under Article III of this Policy, regardless of whether such Shareholder Capacity Costs were incurred prior to, on, or after the Effective Date of this Policy.

Section 2.2 Scope of Prohibition. Without limiting the generality of Section 2.1, the prohibition set forth in this Article II includes, but is not limited to, the following:

•	Direct Payments. The Company shall not make any direct payment, reimbursement or transfer of funds to or for the benefit of any Covered Shareholder in respect of Shareholder Capacity Costs.

•	Advances. The Company shall not advance any funds or provide any credit facility, line of credit or other financing arrangement to any Covered Shareholder in respect of Shareholder Capacity Costs.

•	Guarantees. The Company shall not guarantee, co-sign, pledge assets in respect of or otherwise provide credit support for any obligation of any Covered Shareholder relating to Shareholder Capacity Costs.

•	Indemnification. The Company shall not indemnify, hold harmless or provide contribution to any Covered Shareholder in respect of Shareholder Capacity Costs, save to the extent legally required or expressly permitted under Section 7.3.

•	Fee-Shifting. The Company shall not enter into or maintain any arrangement, agreement or constituent document provision that would shift, allocate or transfer Shareholder Capacity Costs from a Covered Shareholder to the Company.

Section 2.3 Anti-Circumvention. The prohibitions set forth in this Article II may not be circumvented, directly or indirectly, through any of the following means or by any other means:

•	payments or reimbursements made by any Subsidiary, Affiliate, agent of the Company or third party;

Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

•	payments characterized as consulting fees, advisory fees, success fees or other consideration to any Person who has incurred or is expected to incur Shareholder Capacity Costs;

•	settlements, compromises, standstill agreements or other arrangements that include, as a direct or indirect component, the payment or reimbursement of Shareholder Capacity Costs;

•	any agreement, arrangement or understanding (whether written or oral, formal or informal) pursuant to which the Company agrees to bear costs that constitute Shareholder Capacity Costs;

•	structuring a transaction, agreement or payment in a manner designed to disguise or obscure the reimbursement of Shareholder Capacity Costs;

•	any increase in director compensation, consulting arrangements or similar payments that are designed to offset or reimburse a Covered Shareholder’s Shareholder Capacity Costs; and

•	any other arrangement, device or mechanism the purpose or effect of which is to cause the Company to bear Shareholder Capacity Costs in contravention of this Policy.

Section 2.4 Settlements and Agreements. No officer, director, employee or agent of the Company shall have authority to enter into any settlement, agreement, arrangement or understanding that includes, as a term or condition (whether express or implied), the payment, reimbursement or assumption by the Company of any Shareholder Capacity Costs, unless such payment, reimbursement or assumption has been approved in accordance with Article III of this Policy.

ARTICLE III — SHAREHOLDER APPROVAL REQUIREMENT

Section 3.1 Supermajority Shareholder Approval. Notwithstanding the prohibitions set forth in Article II, the Company may make a payment, reimbursement or other transfer in respect of Shareholder Capacity Costs if, and only if, such payment, reimbursement or transfer has been approved by the affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding shares of the Company’s capital stock, excluding any of the outstanding shares of the Company’s capital stock owned, controlled or over which voting power is held or exercised by the Covered Shareholder, entitled to vote at a duly convened special or annual general shareholder meeting (the “Required Shareholder Approval”), following full disclosure to shareholders in accordance with Section 3.2.

Section 3.2 Disclosure Requirements. Prior to any vote seeking the Required Shareholder Approval, the Company shall provide to all shareholders, in a manner compliant with applicable law and stock exchange requirements, a disclosure statement (the “Reimbursement Disclosure Statement”) containing, at a minimum, the following information:

•	the identity of the Covered Shareholder(s) seeking reimbursement;

•	a detailed description of the Shareholder Capacity Activities giving rise to the Shareholder Capacity Costs;

•	a complete and itemized description of all Shareholder Capacity Costs for which reimbursement is sought;

•	the aggregate dollar amount of the proposed reimbursement;

Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

•	an explanation of the basis on which the Covered Shareholder claims entitlement to reimbursement;

•	any agreements, arrangements or understandings between the Company and the Covered Shareholder relating to the proposed reimbursement;

•	an analysis by the Board of the impact of the proposed reimbursement on the Company and its shareholders;

•	a statement of the Board’s recommendation with respect to the proposed reimbursement;

•	if the Board’s recommendation is in favor of the proposed reimbursement, the Board’s reasons why the proposed reimbursement is in the best interests of the Company and its shareholders; and

•	any other information that the Board determines is material to shareholders’ evaluation of the proposed reimbursement.

Section 3.3 Independent Verification. The Board may, at its discretion, engage an independent auditor or other qualified professional to verify the accuracy and completeness of the Shareholder Capacity Costs claimed and to report thereon to shareholders in connection with the Reimbursement Disclosure Statement.

Section 3.4 Post-Approval Accounting Obligation. If the Required Shareholder Approval is obtained, the Company shall, prior to making any payment or reimbursement, properly account for such payment or reimbursement in accordance with (a) the Company’s internal accounting policies and procedures, (b) applicable financial reporting standards, and (c) all applicable laws and regulations. Such accounting shall include, without limitation:

•	verification and reconciliation of all claimed Shareholder Capacity Costs against supporting documentation, receipts and invoices;

•	proper classification and recording of the reimbursement in the Company’s books and records in accordance with applicable financial reporting standards;

•	review and approval of the accounting treatment by the Company’s independent auditor or, at a minimum, by the audit committee of the Board;

•	compliance with all applicable tax withholding, reporting and disclosure obligations; and

•	disclosure of the reimbursement in the Company’s next annual report or periodic filing, as applicable, with sufficient detail to enable shareholders to assess the propriety and accuracy of the payment.

Section 3.5 No Payment Pending Accounting. No payment or reimbursement shall be made by the Company pursuant to this Article III until the post-approval accounting obligations set forth in Section 3.4 have been satisfied in full. Any payment made prior to completion of such accounting shall be deemed a violation of this Policy.

Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

ARTICLE IV — NO EXPECTATION, ENTITLEMENT OR WAIVER

Section 4.1 No Expectation or Entitlement. Nothing in this Policy shall be construed to create any expectation or entitlement on the part of any Covered Shareholder that the Company will, at any time, reimburse, pay or otherwise bear any Shareholder Capacity Costs. The adoption of this Policy does not constitute an acknowledgment that any such reimbursement was previously required, expected or appropriate.

Section 4.2 No Waiver. No action, inaction, course of dealing or prior practice of the Company with respect to any payment or reimbursement of costs shall constitute a waiver of, or create any estoppel with respect to, this Policy.

ARTICLE V — ADMINISTRATION AND ENFORCEMENT

Section 5.1 Board Oversight. The Board shall have primary responsibility for the administration, interpretation, and enforcement of this Policy. The Board may not delegate administration of this Policy to a committee of the Board.

Section 5.2 Officer Compliance. Each officer, director, and employee of the Company shall comply with this Policy. No officer or employee shall authorize, process, approve, or facilitate any payment, reimbursement, advance, guarantee, or other transfer of Company resources that would violate this Policy.

Section 5.3 Reporting. Any officer, director, or employee who becomes aware of a request for, or actual or proposed payment of Shareholder Capacity Costs contrary to or in possible contravention of this Policy, shall promptly report such request, payment, or proposal to the Board. Further, any director, officer, or employee of the Company who authorizes, approves, or facilitates a payment or transfer in violation of this Policy shall be jointly and severally personally liable to the Company for the full amount of such unauthorized payment, and shall not be entitled to any indemnification or advancement of expenses from the Company in connection with any action brought to recover such amounts.

Section 5.4 Remedies. Any payment made in violation of this Policy shall be recoverable by the Company from the recipient, and the Company shall take all reasonable steps to recover such amounts. Any agreement or arrangement entered into in violation of this Policy shall be void and unenforceable against the Company to the maximum extent permitted by law.

ARTICLE VI — AMENDMENT, REPEAL, AND DURATION

Section 6.1 Disclosure Required for Amendment or Repeal. This Policy may be amended, modified, waived or repealed by the Board at a duly convened meeting of the Board at which a quorum is present; provided, however, that at least sixty (60) days prior to any such amendment, modification, waiver or repeal taking effect, the Board shall publicly disclose (a) its decision to amend, modify, waive or repeal this Policy, (b) the reasons for such decision, (c) the process followed by the Board in reaching such decision, including any materials reviewed, advisors consulted and deliberations conducted, and (d) any other information supporting the Board’s decision that would be material to shareholders’ evaluation thereof.

Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

Section 6.2 Duration. This Policy shall remain in full force and effect indefinitely from the Effective Date (as defined below) until amended or repealed in accordance with Section 6.1.

Section 6.3 Binding on Successors. This Policy shall be binding upon and inure to the benefit of the Company, its successors and assigns. Any successor to the Company (whether by merger, consolidation, reorganization or otherwise) shall be bound by this Policy to the same extent as the Company.

ARTICLE VII — GENERAL PROVISIONS

Section 7.1 Severability. If any provision of this Policy, or the application thereof to any Person or circumstance, is held invalid, illegal or unenforceable by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Policy, and each such other provision shall be valid and enforceable to the fullest extent permitted by law. In the event that any provision of this Policy is held to be invalid, illegal or unenforceable, the remaining provisions shall be construed as if the invalid, illegal or unenforceable provision had never been contained herein, and the Board shall adopt a substitute provision that most closely reflects the intent of the original provision to the maximum extent permitted by law.

Section 7.2 Relationship to Applicable Law. This Policy supplements, and does not limit or supersede, any prohibition, limitation, or requirement imposed by applicable law, the Company’s constituent documents or applicable stock exchange rules. To the extent that applicable law prohibits or restricts any reimbursement or payment described herein, such prohibition or restriction shall apply in addition to the restrictions set forth in this Policy. Nothing in this Policy shall be construed to authorize any action that is prohibited by applicable law.

Section 7.3 Director and Officer Indemnification. Nothing in this Policy shall limit or restrict the Company’s ability to indemnify or advance expenses to any Person in such Person’s capacity as a director or officer of the Company to the extent required or permitted by the Company’s constituent documents, applicable law or any employment agreement or indemnification agreement, provided that such indemnification relates to actions taken in such Person’s capacity as a director or officer and not in such Person’s capacity as a shareholder.

Section 7.4 Interpretation. This Policy shall be interpreted broadly to effectuate its purpose of prohibiting the use of Company resources to fund Shareholder Capacity Costs absent the Required Shareholder Approval. Any ambiguity in this Policy shall be resolved in favor of maintaining the prohibition set forth in Article II.

Section 7.5 Headings. The headings in this Policy are for convenience of reference only and shall not affect the interpretation of this Policy.

Section 7.6 Governing Law. This Policy shall be governed by and construed in accordance with the laws of the Cayman Islands, without regard to conflict of laws principles.

Section 7.7 Effective Date. This Policy is effective as of July 11, 2026 (the “Effective Date”).

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Scully Royalty Ltd. — Policy on Shareholder Reimbursements and Payments

ADOPTED by the Board of Directors of Scully Royalty Ltd. on July 11, 2026.

ATTESTED:

/s/ Michael J. Smith
Name:	Michael J. Smith
Title:	Executive Chairman and Director